

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

July 20, 2009

Via US Mail and Facsimile to (860) 928-2147

Robert J. Halloran, Jr.
President and Treasurer
PSB Holdings, Inc.
40 Main Street
Putnam, CT 06260

> **Re:** **PSB Holdings, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Form 10-Q for the quarters ended September 30, 2008,**
> **December 31, 2008, and March 31, 2009**
> **File No. 000-50970**

Dear Mr. Halloran:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     John P. Nolan
     Senior Asst Chief Accountant